15047195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 CRANDON BOULEVARD, SUITE 167
(No. and Street)

KEY BISCAYNE (City) FLORIDA (State) 33149 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KIRK E. KUBACH (305)-365-0527
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN SCHECTER KOCH
(Name – *if individual, state last, first, middle name*)

2121 PONCE DE LEON BOULEVARD (Address) CORAL GABLES (City) FLORIDA (State) 33134 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KIRK E. KUBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED CAPITAL MARKETS, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Adrian Ruiz
My Commission FF 123469
Expires 05/14/2018

Notary Public

Signature

CFO

Title

The foregoing document was acknowledged before me this 27 day of Feb, 2015 by Kirk E. Kubach ID produced Florida Driver License # K120-505-61-142-0 Exp 4/22/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Capital Markets, Inc.

Financial Statements
Year Ended December 31, 2014

CPAs & CONSULTANTS
GOLDSTEIN SCHECHTER KOCH

Report of Independent Registered Public Accounting Firm

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the accompanying financial statements of United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc., (the "Parent"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of United Capital Markets, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldstein Schechter Koch, P.A.

Coral Gables, Florida
February 26, 2015

Coral Gables
2121 Ponce De Leon Blvd.
11th Floor
Coral Gables, FL 33134
305.442.2200

Hollywood
4000 Hollywood Blvd.
Suite 215 South
Hollywood, FL 33021
954.989.7462

Fort Lauderdale
2400 E. Commercial Blvd.
Suite 517
Fort Lauderdale, FL 33308
954.351.9800

Boca Raton
2255 Glades Rd.
Suite 324A
Boca Raton, FL 33431
561.395.3550

United Capital Markets, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	160,427
Due from clearing organizations		876,660
Securities owned, at fair value		702,165
Deposits with clearing organizations		2,093,546
Property and equipment, at cost (net of accumulated depreciation of $22,919)		48,709
Prepaid expenses and other assets		151,932
Interest receivable		8,451
Total assets	$	4,041,890

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	23,488
Due to related parties		129,712
Total liabilities		153,200
Stockholder's equity:		
Common stock; no par value 2,000 shares authorized, 100 shares issued and outstanding		6,000
Additional paid-in capital		76,795,327
Accumulated deficit		(72,912,637)
Total stockholder's equity		3,888,690
Total liabilities and stockholder's equity	$	4,041,890

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Operations
Year Ended December 31, 2014

Revenues:		
Interest	$	53,093
Principal transactions		(3,175,686)
Other income		4,415
		(3,118,178)
Expenses:		
Travel and entertainment		5,091,752
Compensation and benefits		1,337,615
Floor brokerage, exchange, and clearance fees		515,899
Professional fees		509,767
Dues and subscriptions		381,906
Administrative		259,619
Occupancy		201,091
Depreciation		16,373
Interest		15,411
Total expenses		8,329,433
Net loss	$	(11,447,611)

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2014	100	$ 6,000	$ 73,221,263	$ (61,465,026)	$ 11,762,237
Capital contributions			12,374,064	-	12,374,064
Return of capital			(8,800,000)	-	(8,800,000)
Net loss			-	(11,447,611)	(11,447,611)
Balance, December 31, 2014	100	$ 6,000	$ 76,795,327	$ (72,912,637)	$ 3,888,690

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(11,447,611)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		16,373
Changes in assets and liabilities:		
(Increase) decrease in;		
Due from clearing organizations		8,463,880
Deposits with clearing organizations		6,454
Securities owned, at fair value		(702,165)
Interest receivable		(8,451)
Prepaid expenses and other assets		240,843
Increase (decrease) in:		
Accounts payable and accrued expenses		(92,860)
Net cash used in operating activities		(3,523,537)
Cash flows from investing activities:		
Purchases of property and equipment		(49,802)
Cash flows from financing activities:		
Capital contributions		12,374,064
Return of capital		(8,800,000)
Advances from related parties		129,712
Net cash provided by financing activities		3,703,776
Net increase in cash and cash equivalents		130,437
Cash and cash equivalents:		
Beginning of year		29,990
End of year	$	160,427
Supplemental disclosure of cash flow information		
Interest paid	$	15,411

See accompanying notes to financial statements.

Note 1 - Organization

United Capital Markets, Inc. (the "Company", a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC and COR Clearing, LLC (the "clearing organizations").

Note 2 - Significant Accounting Policies

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity date of ninety days or less to be cash equivalents.

Securities transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of operations. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

Note 2 - Significant Accounting Policies - continued

Interest income

Interest income is earned from the underlying securities owned, the deposits with the clearing organizations, and collateralized financing transactions and are accounted for on an accrual basis.

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income or loss is included in its Parent's tax return. The Parent is a Subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income, if any. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Parent's federal tax status as a pass-through entity is based on its legal status as an S Corporation. The Company's Parent is not subject to state and local income taxes. As of December 31, 2014, the Company's Parent's federal tax return generally remains open for the last three years.

Subsequent Events

Management has evaluated subsequent events through February 26, 2015, the date which the financial statements were available for issue.

Reclassification

In 2014, the Company's presentation of certain distributions to its stockholder was changed to be reflected as return of capital and charged against additional paid-in capital rather than accumulated deficit. Accordingly, amounts presented for the year ended December 31, 2013, have been reclassified to conform to the current year presentation. As a result, $14,517,707 of distributions have been reclassified from accumulated deficit to additional paid-in capital as of December 31, 2013. This reclassification had no net effect on total stockholder's equity.

Note 3 - Fair Value

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Securities owned				
Available for sale				
Asset backed securities	$ 702,165	$ -	$ -	$ 702,165

The estimated fair value of securities is determined based on level 3 inputs derived using comparable pricing models from the recent trading activity and values as determined by management. The fair value of investments in asset backed securities at December 31, 2014 was $702,165.

Note 3 - Fair Value - continued

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2014.

	Fair value measurements at Reporting date using significant Unobservable inputs (level 3)
	Available for sale Asset back securities
Beginning balance	$ -
Total gains (realized and change in unrealized) included in earnings	18,182,490
Purchases	1,431,828,779
Sales	(1,449,525,528)
Settlements	216,424
Ending balance	$ 702,165

Realized gains and losses and change in unrealized gains and losses included in earnings for the period ended December 31, 2014, are reported within revenues from principal transactions as follows:

Total gains or (losses) included in earnings for the period ended December 31, 2014	$ 20,354,215
Change in unrealized gains or (losses) relating to assets still held at December 31,2014	$ (2,171,725)

Note 4 - Due from Clearing Organizations

Included in the due from the clearing organizations are amounts due from or payable to the two clearing organizations utilized by the Company. The Company's principal source of short-term financing is provided by the two clearing organizations from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The amounts due from or payable to the clearing organizations are payable on demand. As of December 31, 2014 the amounts due from each clearing organization were greater than the amounts payable to them. Amounts due from or payable to the clearing organizations at December 31, 2014 were:

Due from Clearing Organizations - held in cash and cash equivalents	$	901,669
Unsettled securities transactions		418
Due to Clearing Organizations		(25,427)
	$	876,660

Note 5 - Deposits with Clearing Organizations

Amounts represent the Company's required cash collateral deposits with the Company's clearing organizations. At December 31, 2014, the Company's deposits with clearing organizations were $2,093,546.

Note 6 – Property and equipment

Property and equipment consists of the following at December 31, 2014:

Equipment	$ 65,985
Property	5,643
Less: accumulated depreciation	(22,919)
	$ 48,709

Depreciation expense for the year ended December 31, 2014 was $16,373.

Note 7 - Transactions with Customers

For transactions where the Company's clearing organizations extend credit to customers, the clearing organizations seek to control the risks associated with these activities by contractually requiring customers to, maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organizations for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2014, there were no customer balances maintained at its clearing organizations and subject to such indemnification. During 2014, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

Note 8 - Commitments

The Company pays rent for office space under an operating lease that expires April 30, 2015. The Company was also committed to pay rent on storage space under an operating lease that is month-to-month. Future minimum rental payments under the lease arrangement are $57,200. In addition, the leases require the Company to pay for operating expenses and real estate taxes.

Rent expense on the lease arrangements related to occupancy was approximately $200,000 for the year ended December 31, 2014.

Note 9 - Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

Note 10 – Principal Transactions

The Company's principal transactions by reporting categories, including derivatives, for the year ended December 31, 2014, included the following:

Asset backed securities	$	18,182,490
Other derivative financial instruments		(21,358,176)
Total principal transactions	$	(3,175,686)

Note 11 - Related Party Transactions

The Company paid a total of $4,134,744 to affiliates related to the chartering of a vessel for purposes of hosting client events. The Company also paid the Parent a total of $393,755 for consulting services. Such amounts are included in the statement of operations within travel and entertainment expense and professional services.

The Company entered into trades of securities with affiliates during 2014 for a total net amount of $56,240,104. The net gain resulting from these trades totaled $191,538 and is included in the statement of operations within revenues from principal transactions.

Note 12 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2014, the Company had regulatory net capital of $3,554,389, an excess of $3,454,389 over the required minimum net capital of $100,000. At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 4.31%.

A deposit in the amount of $2,000,000 is held with one of the clearing organizations and is considered an allowable asset in the computation of net capital pursuant to an agreement, dated November 14, 2005 between the Company and the clearing organization. The Company has an additional deposit with the other clearing organization of $93,546 which is an allowable asset in the computation of the net capital.

Supplementary Information

United Capital Markets, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net capital		
Total stockholder's equity from statement of financial condition	$	3,888,690
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		(48,709)
Other assets and petty cash		(152,932)
Interest receivable		(8,451)
Total deductions and/or charges		(210,092)
Net Capital before haircuts on securities positions		3,678,598
Haircuts on securities:		
Asset backed securities		105,309
Undue concentration		18,900
Net capital	$	3,554,389
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses		23,488
Due to related parties		129,712
Total aggregate indebtedness	$	153,200
Computation of basic net capital requirement:		
Minimum net capital required		
(greater of 6-2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirements	$	3,454,389
Ratio of aggregate indebtedness to net capital		4.31%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's original unaudited December 31, 2014 Part IIA FOCUS filing.

United Capital Markets, Inc.

Exemption Report for the
Year Ended December 31, 2014

GSK CPAs & CONSULTANTS
GOLDSTEIN SCHECHTER KOCH

Report of Independent Registered Public Accounting Firm

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have reviewed management's statements, included in the accompanying exemption report, in which (1) United Capital Markets, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldstein Schechter Koch, P.A.

Coral Gables, Florida
February 26, 2015

Coral Gables
2121 Ponce De Leon Blvd.
11th Floor
Coral Gables, FL 33134
305.442.2200

Hollywood
4000 Hollywood Blvd.
Suite 215 South
Hollywood, FL 33021
954.989.7462

Fort Lauderdale
2400 E. Commercial Blvd.
Suite 517
Fort Lauderdale, FL 33308
954.351.9800

Boca Raton
2255 Glades Rd.
Suite 324A
Boca Raton, FL 33431
561.395.3550

United Capital Markets, Inc.
Exemption Report
Year Ended December 31, 2014

We as members of management of United Capital Markets, Inc. (the "Company"), are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best of our knowledge and belief of the Company:

1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1).

2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule) as the Company is a broker dealer who carries no customers accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

United Capital Markets, Inc.

Agreed-Upon Procedures
Year Ended December 31, 2014

GSK CPAs & CONSULTANTS
GOLDSTEIN SCHECHTER KOCH

Independent Accountants' Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by United Capital Markets, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating United Capital Markets, Inc.'s compliance with the applicable instructions of Form SIPC-7. United Capital Markets, Inc.'s management is responsible for United Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and general ledger) noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and general ledger) supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Schechter Koch, P.A.

Coral Gables, FL
February 26, 2014

Coral Gables
2121 Ponce De Leon Blvd.
11th Floor
Coral Gables, FL 33134
305.442.2200

Hollywood
4000 Hollywood Blvd.
Suite 215 South
Hollywood, FL 33021
954.989.7462

Fort Lauderdale
2400 E. Commercial Blvd.
Suite 517
Fort Lauderdale, FL 33308
954.351.9800

Boca Raton
2255 Glades Rd.
Suite 324A
Boca Raton, FL 33431
561.395.3550

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UNITED CAPITAL MARKETS, INC.
240 CRANDON BLVD., SUITE 167
KEY BISCAYNE, FL 33149

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KIRK KUBACH 305-365-0527

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (15,705)
7/30/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(15,705)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UNITED CAPITAL MARKETS, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 17th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$(3,118,178)
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	515,899
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $15,411	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	15,411
Total deductions	531,310
2d. SIPC Net Operating Revenues	$(3,649,488)
2e. General Assessment @ .0025	$0 (to page 1, line 2.A.)